ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 713.229.1234 FAX 713.229.1522	AUSTIN BAKU DALLAS HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

March 1, 2005
Kelly B. Rose
067481.0105	713-229-1796
FAX 713-229-7796
BY HAND DELIVERY AND EDGAR	kelly.rose@bakerbotts.com

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549-0405

Re:	NCI Building Systems, Inc.
Form S-3 Filed February 1, 2005
File No. 333-122457

Dear Ms. Long:

     On behalf of NCI Building Systems, Inc.(the “Company”), transmitted herewith is the Company’s response to the Staff’s comments dated February 15, 2005 to the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on February 1, 2005.

     Please telephone collect the undersigned ((713)-229-1796) or Jim Cohen ((713)-229-1549) of this Firm with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Company directly to Ms. Kelly Rose, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002-1584 (facsimile: (713)-229-7996).

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Kelly B. Rose
Kelly B. Rose

Enclosure

cc :	NCI Building Systems, Inc.
Mr. A.R. Ginn

Pamela A. Long	- 2 -	March 1, 2005

Mr. Norman C. Chambers
Mr. Todd R. Moore

Baker Botts L.L.P.
Mr. James H. Cohen
Ms. Angela S. Teer

March 1, 2005

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	NCI Building Systems, Inc.

RE:	NCI Building Systems, Inc. Registration Statement on Form S-3 (Reg. No. 333-122457) Response to SEC Staff Comments dated February 15, 2005

                 We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated February 15, 2005 regarding our Registration Statement on Form S-3 dated February 1, 2005, (File No. 333-122457). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Front Cover Page of Registration Statement

1	We note that the shares of common stock you are registering include associated rights to purchase shares of your Series A Junior Preferred Stock. These rights must be registered separately. Please revise accordingly.

                The cover of the Registration Statement has been revised to reflect that the Rights to purchase shares of Series A Junior Preferred Stock are being registered separately.

Selling Securityholders, page 57

2	We note your disclosure that “the total amount of the notes listed in the column titled ‘Principal Amount of Notes Beneficially Owned That May be Sold’ may represent an amount of notes in excess of the $180,000,000 we issued.” The amount of securities listed in your selling security holders table should be limited to the amount of securities that you are registering in this regard, we note that you are registering $180,000,000 in principal amount of convertible notes and 4,484,178 shares of common stock. Please reconcile.

               The Registration Statement has been revised to delete the sentence which read “As a result, the same restricted notes may be included in the table below as being held by more than one holder, and the total amount of the notes listed in the column titled “Principal Amount of Notes Beneficially Owned That May Be Sold” may represent an amount of notes in excess of the

$180,000,000 we issued”. Please see page 57. We agree that the total principal amount of notes and the total number of shares of common stock listed in the table will in no event total to be more than $180,000,000 principal amount and 4,484,178 shares of common stock, respectively.

3	The amount of securities reflected in your selling security holders table is less than the total amount registered. Please reconcile.

          We have amended the table so that the total amount of securities reflected in the selling securityholders table equals the total amount registered. Please see page 60.

4	Please identify the natural person(s) with dispositive voting or investment control of each entity listed in your selling security holders table.

          The Registration Statement has been revised to include the requested information. Please see pages 57-61.

5	Please advise us as to whether any of the entities listed in your selling security holders table are broker dealers or affiliates of a broker dealer. If a selling security holder is a broker dealer, your prospectus should state that the selling security holder is an underwriter. If a selling security holder is an affiliate of a broker dealer, please provide the following representations in your prospectus:

•	the selling security holder purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please state that the selling security holder is an underwriter.

          The Registration Statement has been revised so that it specifies which selling securityholders are broker-dealers or affiliates of a broker-dealer, and if a selling securityholder is a broker-dealer, we have stated that such selling securityholder is an underwriter. For those selling securityholders that are affiliates of a broker-dealer, we have included the requested representations in the prospectus. Please see pages 57-61.

          6 We note from footnote one to your selling security holders table that the number of shares issuable upon conversion may increase. Please be, advised that you will need to file a new registration statement to register additional shares. Please revise the footnote to reflect this.

          We have revised footnote one on page 61 to reflect the fact that we have registered the maximum number of shares issuable upon conversion. The only additional shares of common stock that may be issuable upon conversion of the notes would be as a result of a stock split, a stock dividend or a similar transaction, in accordance with the terms of the notes. As indicated in footnote two on the front cover of our Form S-3, we have registered the maximum number of shares of common stock issuable upon conversion and that pursuant to Rule 416

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under the Securities Act of 1933 we have registered an indeterminable number of shares of common stock as may be issued in connection with a stock split, stock dividend, recapitalization or similar event. Rule 416 states: “If a registration statement purports to register securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, such registration statement shall, unless otherwise expressly provided, be deemed to cover the additional securities to be offered or issued in connection with any such provision.” Please see revised footnote one on page 61.

Item 16. Exhibits, page II-2

7.	Please ensure that the legality opinion is filed pre effectively and covers all of your registered securities, including the associated rights to purchase shares of your Series A Junior Preferred Stock.

          The legality opinion is filed as Exhibit 5 to Amendment No. 1 to the Registration Statement and effectively covers all of the securities registered thereby, including the Rights to purchase Series A Junior Preferred Stock.

Requested Acknowledgement

          As requested in the Staff’s comment letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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